SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                AMENDMENT NO. 3


                            NAL Financial Group Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   62872M106
                                 (CUSIP Number)






                                October 1, 1997
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box:
[   ]


         CUSIP No..........................................................................................................62872M106

1.       NAME OF REPORTING PERSON......................................................................................Conseco, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON................................................................35-1468632

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ X ] (b) [   ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS.........................................................................................................AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                                                                                 [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION..................................................................United States Citizen

Number of                   7.      SOLE VOTING POWER........................................................................515,000

Shares

Beneficially                8.      SHARED VOTING POWER...................................................................83,879,680

Owned By

Each                        9.      SOLE DISPOSITIVE POWER...................................................................515,000

Reporting

Person With                 10.     SHARED DISPOSITIVE POWER..............................................................83,879,680


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         84,394,680

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         86.8%


14.      TYPE OF REPORTING PERSON.............................................................................................HC, CO




         CUSIP No..........................................................................................................62872M106

1.       NAME OF REPORTING PERSON.................................................................................CIHC, Incorporated

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON................................................................51-0356511

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ X ] (b) [   ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS.........................................................................................................BK

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                                                                                 [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION..................................................................United States Citizen

Number of                   7.      SOLE VOTING POWER.....................................................................83,622,680

Shares

Beneficially                8.      SHARED VOTING POWER............................................................................0

Owned By

Each                        9.      SOLE DISPOSITIVE POWER................................................................83,622,680

Reporting

Person With                 10.     SHARED DISPOSITIVE POWER.......................................................................0



11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         83,622,680

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         86.7%

14.      TYPE OF REPORTING PERSON.............................................................................................HC, CO




         CUSIP No..........................................................................................................62872M106

1.       NAME OF REPORTING PERSON................................................................Conseco Private Capital Group, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON................................................................35-1882445

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ X ] (b) [   ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS.........................................................................................................AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                                                                                 [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION..................................................................United States Citizen

Number of                   7.      SOLE VOTING POWER........................................................................257,000

Shares

Beneficially                8.      SHARED VOTING POWER............................................................................0

Owned By

Each                        9.      SOLE DISPOSITIVE POWER...................................................................257,000

Reporting

Person With                10.      SHARED DISPOSITIVE POWER.......................................................................0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         257,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           .5%

14.      TYPE OF REPORTING PERSON...............................................................................................  CO



         CUSIP No..........................................................................................................62872M106

1.       NAME OF REPORTING PERSON.........................................................Beneficial Standard Life Insurance Company

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON................................................................95-0540891

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ X ] (b) [   ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS........................................................................................................N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                                                                                 [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION..................................................................United States Citizen

Number of                   7.      SOLE VOTING POWER..............................................................................0

Shares

Beneficially                8.      SHARED VOTING POWER............................................................................0

Owned By

Each                        9.      SOLE DISPOSITIVE POWER.........................................................................0

Reporting

Person With                 10.     SHARED DISPOSITIVE POWER.......................................................................0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%


14.      TYPE OF REPORTING PERSON.................................................................................................IC


         CUSIP No..........................................................................................................62872M106

1.       NAME OF REPORTING PERSON...........................................................Great American Reserve Insurance Company

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON................................................................75-0300900

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ X ] (b) [   ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS........................................................................................................N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                                                                                 [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION..................................................................United States Citizen

Number of                   7.      SOLE VOTING POWER..............................................................................0

Shares

Beneficially                8.      SHARED VOTING POWER............................................................................0

Owned By

Each                        9.      SOLE DISPOSITIVE POWER.........................................................................0

Reporting

Person With                 10.     SHARED DISPOSITIVE POWER.......................................................................0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%


14.      TYPE OF REPORTING PERSON.................................................................................................IC

Item 1.  Security and Issuer

     This Amendment No. 3 to Schedule 13D is being filed by Conseco, Inc. ("Conseco"), CIHC, Incorporated, a wholly-owned subsidiary of Conseco ("CIHC"), Conseco Private Capital Group, Inc., a wholly-owned subsidiary of Conseco ("CPCG"), Beneficial Standard Life Insurance Company ("BSLIC"), a wholly-owned subsidiary of Conseco, and Great American Reserve Insurance Company ("GARCO"), a wholly-owned subsidiary of Conseco, relating to the Common Stock (the "Common Stock"), $.15 par value, of NAL Financial Group Inc. (the "Company"). This is the final amendment for BSLIC and GARCO because they have transferred all of their beneficial ownership in the Common Stock to CIHC.

     The Company's principle executive offices are located at 500 Cypress Creek Road West, Suite 590, Ft. Lauderdale, Florida 33309.

Item 2.  Identity and Background

     Not amended except as stated herein. See Amendment No. 1 to Schedule 13D, dated June 25, 1997, previously filed.

     In September 1997, John J. Sabl became Executive Vice President, Secretary and General Counsel of Conseco. Prior to such time, Mr. Sabl was a partner with Sidley & Austin in Chicago, Illinois. Mr. Sabl's business address is 11825 North Pennsylvania Street, Carmel, Indiana 46032.

     This statement is filed by CIHC, a Delaware corporation and a wholly-owned subsidiary of Conseco, whose principal business address and principal office address is 1201 Orange Street, Wilmington, DE 19801. CIHC is an interim holding company that owns and operates insurance companies. The following are the executive officers and directors of CIHC along with a description of their background and their business address:

     Mr. Mark A. Ferrucci, whose business address is 1209 Orange Street, Wilmington, Delaware 19801, is President and a director of CIHC. Mr. Ferrucci is also an employee of CT Corporation.

     Mr. William T. Devanney, Jr., whose business address is 11825 North Pennsylvania Street, Carmel, Indiana 46032, is Vice President, Corporate Taxes of CIHC. Mr. Devanney is also an officer of other subsidiaries of Conseco.

     Ms. A. M. Horne, whose business address is 1209 Orange Street, Wilmington, Delaware 19801, is Secretary of CIHC. Ms. Horne is also an employee of CT Corporation.

     Ms. Kim E. Lutthans, whose business address is 1209 Orange Street, Wilmington, Delaware 19801, is Treasurer of CIHC. Ms. Lutthans is also an employee of CT Corporation.

     Mr. Gongaware is a director of CIHC.

     All of the executive officers and directors of CIHC are United States citizens. During the last five years no executive officers or directors of CIHC have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have such persons been party to civil proceedings of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Effective April 23, 1996, BSLIC, GARCO and the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") pursuant to which each of GARCO and BSLIC purchased $5 million of 9% Convertible Subordinated Debentures of the Company (the "Debentures"). GARCO and BSLIC made the investment out of their working capital. The Debentures are convertible into shares of Common Stock. On August 22, 1997, Conseco agreed to provide up to $10 million to the Company (the "Conseco Commitment"), up to $5 million of which was to be in the form of loans to NAL Acceptance Corporation, a subsidiary of the Company, and the remainder was to be in the form of preferred stock of the Company. Conseco also had agreed that the Debentures would be exercised, and the Company agreed to fix the conversion price at $.32 per share. Effective October 1, 1997, CIHC acquired the Debentures from GARCO and BSLIC for $5.7 million each and caused the principal amount and accrued interest of the Debentures to be converted into 36,814,305 shares of Common Stock. CIHC purchased the Debentures with proceeds from a $200 million credit facility provided by First Union National Bank (the "First Union Facility").

     Also, as previously reported, Conseco had reached tentative agreements with holders of convertible debentures of the Company (the "Non-Conseco Debentures"). On September 17, 1997, with proceeds from a $1.4 billion credit facility including NationsBank,

N.A. (South), as administrative agent, Conseco acquired a portion of the Non-Conseco Debentures with an aggregate principal balance of $5 million for $4 million. On October 1, 1997, with proceeds from the First Union Facility, CIHC acquired the remainder of the Non-Conseco Debentures for $4.8 million, and Conseco contributed the previously acquired Non-Conseco Debentures to CIHC. Pursuant to the terms of the Conseco Commitment, on October 1, 1997, the Company and CIHC agreed to fix the conversion price at $.30 per share for all but $5 million of such debentures for which the conversion price was fixed at $.32 per share. Upon conversion of the principal and accrued interest of the Non-Conseco Debentures, CIHC could obtain an additional 38,808,374 shares of Common Stock.

     Also pursuant to the Conseco Commitment, with proceeds from the First Union Facility, CIHC acquired 5,000,000 shares of newly issued Series A Preferred Stock of the Company, $1 par value (the "Preferred Stock"), providing for a 9% cumulative dividend and convertible into common stock at CIHC's option at 80% of the market price at the time of conversion.

Item 4.  Purpose of Transaction

     Conseco's purpose for the transactions reported herein is to obtain majority ownership of the Company. Through the acquisition of the Preferred Stock and the Non-Conseco Debentures, CIHC's rights to acquire shares of Common Stock pursuant to the Non- Conseco Debentures and the Preferred Stock, the conversion of the Debentures into Common Stock and CPCG's and Conseco's rights to acquire shares of Common Stock pursuant to warrants, CIHC, Conseco and CPCG together beneficially own 84,394,680 shares of Common Stock assuming the conversion of the Preferred Stock at $.625 per share. Such shares represent 86.8% of the deemed outstanding shares of Common Stock. Upon the Company amending its Certificate of Incorporation to increase its authorized shares of Common Stock, CIHC intends to convert the Non-Conseco Debentures into shares of Common Stock. Pursuant to the terms of the Conseco Commitment, Conseco has agreed that, for three months after the closing, it will refrain from conducting any non-consensual going-private transactions. For an additional three-month period, any transactions that would take the Company private would require the approval of disinterested members of the Board of Directors of the Company. Conseco has no present plans or has it made any proposals to increase its ownership in the Company beyond that reported herein.

Item 5. Interest in Securities of the Issuer

         (a) As a result of CIHC's ownership of 36,814,305 shares of Common Stock, the ownership of the Warrants, the CPCG Warrant (as defined in Amendment No. 1 to Schedule 13D), the Non-Conseco Debentures and the Preferred Stock, Conseco beneficially owns 84,394,680 shares of the Common Stock representing 86.8% of the shares of Common Stock deemed to be outstanding. Such beneficial ownership is based upon a conversion price of $.625 per share under the Preferred Stock.

         (b) Assuming exercise of the Warrants and the CPCG Warrants and conversion of the Non-Conseco Debentures and the Preferred Stock, Conseco would have the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of

515,000 shares of Common Stock and the shared power to dispose or direct the disposition and the shared power to vote 83,879,680 shares of Common Stock through its wholly-owned subsidiaries, CIHC and CPCG.

         (c)  The  only  transactions involving   the  Common  Stock   affected
during the past 60 days by Conseco, CIHC, CPCG, BSLIC or GARCO are described in this Schedule 13D, as amended by Amendment No. 1 and 2 and this Amendment No. 3.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Amendment No. 1 to Schedule 13D, dated June 25, 1997 and Amendment No. 2 to Schedule 13D, dated August 22, 1997. The Company, BSLIC, GARCO and CIHC entered into an Amendment to Registration Rights Agreement, dated October 1, 1997, to provide for the registration of shares of Common Stock acquired pursuant to the Preferred Stock. Pursuant to the Conseco Commitment, the Company increased the size of its Board of Directors from four to seven and appointed three nominees of Conseco to fill such new positions. The nominees are Andrew W. Hubregsen, an officer of CPCG, Michael F. Bonnet, an officer of CPCG and Robert
T. Wildman.

Item 7.  Material to Be Filed as Exhibits
      (99.1) Joint Filing Agreement by and among BSLIC, GARCO, Conseco and CPCG;

 *(99.2)          Securities   Purchase Agreement,  dated April 23, 1996, by and
                  among the Company, BSLIC and GARCO;
 *(99.3)          Warrant to purchase 500,000 shares  of Common Stock issued  to
                  Conseco April 23, 1996;
 *(99.4)          Warrant to purchase 15,000 shares  of  Common  Stock issued to
                  Conseco April 23, 1996;
 *(99.5)          Stockholders' Agreement, dated April 23, 1996,  by  and  among
                  GARCO, BSLIC, the Company and the shareholders  named therein;
 *(99.6)          Registration  Rights Agreement,  dated  April 23, 1996, by and among the Company, GARCO and BSLIC;
 *(99.7)          Registration Rights  Agreement,  dated April  23, 1996, by and between the Company and Conseco;
 *(99.8)          $5,000,000 9%  Subordinated  Convertible  Debenture  issued to
                  GARCO, dated April 23, 1996; and
 *(99.9)          $5,000,000 9%  Subordinated  Convertible Debenture  issued  to
                  BSLIC, dated April 23, 1996.
**(99.10)         First  Amendment  to  9% Subordinated  Convertible  Debenture,
                  dated  April 23, 1996, issued to BSLIC.
**(99.11)         First Amendment to 9%  Subordinated  Convertible    Debenture,
                  dated April 23, 1996, issued to GARCO.
**(99.12)         First   Amendment  to  Warrant  to  Purchase   Common Stock in
                  connection with the warrant for 500,000 shares issued to Conseco.

 **(99.13)    First  Amendment to Warrant to Purchase Common Stock in connection with the warrant for 15,000 shares issued to Conseco.
 **(99.14)    Warrant to Purchase 257,000  shares of Common Stock issued to CPCG dated June 23, 1997.
***(99.15)    Investment Agreement by and between Conseco and  the Company dated
              August 22, 1997.
***(99.16)    Letter  Agreement  between  Conseco  and   Merrill  Lynch    dated
              August 22, 1997.
***(99.17)    Letter Agreement between  Conseco  and  Westminster Capital,  Inc.
              dated August 22, 1997.
***(99.18)    Letter Agreement between Conseco and Michael Karp dated August 22,
              1997.
   (99.19)    Certificate  of Designation  of  Series  A Preferred Stock of  NAL
              Financial Group Inc.
   (99.20)    Amendment  to  Registration Rights  Agreement   by   and among the
              Company, BSLIC, GARCO and CIHC, dated October 1, 1997.
   (99.21)    Consent by Stockholder to Action without  a Meeting, dated October
              2, 1997 and executed by CIHC.
   (99.22)    Credit  Agreement, dated as  of November 22,  1996, among Conseco, the lenders party thereto and the agents  party thereto  including
              NationsBank,  N.A.  (South) is  incorporated  herein  by reference
              to Exhibit   4.17 of  Conseco's  Report on Form 8-K dated December
              17, 1996.

      (99.23) Credit Agreement among Conseco and First Union National Bank, dated as of September 30, 1997.
      (99.24) Form of 9% Subordinated Convertible Debenture is incorporated herein by reference to Exhibit 4.2 of the Company's Registration Statement on Form SB-2, Registration No. 33-97948, filed on October 25, 1995.
      (99.25) 10% Subordinated Convertible Debenture in the principal amount of $2,250,000 payable to Bridge Rope & Co. is incorporated herein by reference to Exhibit 4.15 of the Company's September 1996 10-QSB.
      (99.26) 10% Subordinated Convertible Debenture in the principal amount of $2,750,000 payable to Kane & Co. is incorporated herein by reference to Exhibit 4.16 of the Company's September 1996 10-QSB.
      (99.27)     Agreement for  Sale  of  Debentures   between Michael Karp and
                  Conseco.
      (99.28) Agreement for Sale of Debentures between Merrill Lynch Convertible Fund, Inc. and Conseco.
      (99.29) Agreement for Sale of Debentures between Merrill Lynch World Income Fund, Inc. and Conseco.
      (99.30) Agreement for Sale of Debentures between Westminster Capital, Inc. and Conseco.
      (99.31) Second Amendment to 9% Subordinated Convertible Debenture Dated April 23, 1996 by and between the Company and CIHC, dated October 1, 1997, related to the BSLIC Debenture.

      (99.32) Second Amendment to 9% Subordinated Convertible Debenture Dated April 23, 1996 by and between the Company and CIHC, dated October 1, 1997, related to the GARCO Debenture.
      (99.33) Amendment to Subordinated Convertible Debenture, by and between the Company and CIHC, dated October 1, 1997, related to the Westminster Capital, Inc. debenture.
      (99.34) Amendment to Subordinated Convertible Debenture, by and between the Company and CIHC, dated October 1, 1997, related to the Kane & Co. debenture.
      (99.35) Amendments to Subordinated Convertible Debentures, by and between the Company and CIHC, dated October 1, 1997, related to the Karp debentures.
      (99.36) Amendment to Subordinated Convertible Debenture, by and between the Company and CIHC, dated October 1, 1997, related to the Bridge Rope & Co. debenture.





    *             Incorporated by reference  from Schedule  13D, dated April 23,
                  1996.
    ** Incorporated by reference from Amendment No. 1 to Schedule 13D, dated June 25, 1997.
   *** Incorporated by reference from Amendment No.3 to Schedule 13D, dated August 22, 1997.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 1997.

                                  CONSECO, INC.


                                  By:   /S/DONALD F. GONGAWARE
                                        ---------------------------
                                        Donald F. Gongaware,
                                        Executive Vice President


                                  CIHC, INCORPORATED


                                  By:   /S/WILLIAM T. DEVANNEY,
                                        ---------------------------
                                        William T. Devanney,
                                        Senior Vice President


                                  CONSECO PRIVATE CAPITAL GROUP,
                                      INC.


                                  By:   /S/MICHAEL F. BONNET
                                        ---------------------------
                                        Michael F. Bonnet,
                                        Vice President


                                  BENEFICIAL STANDARD LIFE
                                     INSURANCE COMPANY


                                  By:   /S/DONALD F. GONGAWARE
                                        ---------------------------
                                        Donald F. Gongaware,
                                        President


                                  GREAT AMERICAN RESERVE
                                     INSURANCE COMPANY


                                  By:   /S/DONALD F. GONGAWARE
                                        ---------------------------
                                        Donald F. Gongaware,
                                        President